

SECURI 07001633 ISSION

AB*
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 52597

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION


SEC MAIL
RECEIVED
PROCESSING
FEB 26 2007
SECTION
156

NAME OF BROKER DEALER:

DELTEC ASSET MANAGEMENT, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

645 FIFTH AVENUE, 18th FLOOR
(No. And Street)

NEW YORK,	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN ZUPPELLO (212) 546-6285
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
MAR 07 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

AP 3/6

OATH OR AFFIRMATION

I, STEPHEN ZUPPELLO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DELTEC ASSET MANAGEMENT, LLC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Sn. M. D.

Title

Notary Public

SUSAN E. VANVELSON
Notary Public, State of New York
No. 01VA6045572
Qualified in Ulster County
Commission Expires July 31, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

DELTEC ASSET MANAGEMENT LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents		$ 1,102,616
Securities owned, at market value		8,949,893
Receivable from clearing broker		694,119
Accrued management fees and other receivables		1,530,689
Deposit with clearing broker		250,000
Investment in and advance to non-controlling affiliated partnership		722,943
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $210,458		108,178
Other assets		212,841
Consolidated affiliated partnerships:		
Cash	$ 112	
Securities owned, at market value	116,588,287	
Investments in master fund entities	62,322,467	
Advance subscription to master fund entity	400,000	
Receivable from clearing brokers	27,319,528	
Accrued interest and dividends receivable	1,258,300	
Other assets	2,563	207,891,257
TOTAL ASSETS		$ 221,462,536

LIABILITIES, MINORITY INTERESTS AND MEMBERS' EQUITY

LIABILITIES:		
Accounts payable and accrued liabilities		$ 1,679,799
Excess of fair value of net assets acquired over cost		311,839
Consolidated affiliated partnerships:		
Securities sold, but not yet purchased, at market value	$ 1,732,383	
Accounts payable and accrued liabilities	193,099	
Advance partner contributions	1,050,000	
Payable to withdrawing partners	18,211,951	21,187,433
Total liabilities other than members' interest		23,179,071
Mandatorily redeemable members' interest		2,554,078
Total liabilities		25,733,149
MINORITY INTERESTS IN CONSOLIDATED AFFILIATED PARTNERSHIPS		179,312,632
MEMBERS' EQUITY		16,416,755
TOTAL LIABILITIES, MINORITY INTERESTS AND MEMBERS' EQUITY		$ 221,462,536

See notes to consolidated financial statements.

DELTEC ASSET MANAGEMENT LLC
AND SUBSIDIARY

CONSOLIDATED STATEMENT OF
FINANCIAL CONDITION

DECEMBER 31, 2006

FULVIO & ASSOCIATES, L.L.P.
Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Deltec Asset Management LLC:

We have audited the accompanying consolidated statement of financial condition of Deltec Asset Management LLC (the "Company") as of December 31, 2006. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Deltec Asset Management LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, L.L.P.

New York, New York
February 16, 2007

DELTEC ASSET MANAGEMENT LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents		$ 1,102,616
Securities owned, at market value		8,949,893
Receivable from clearing broker		694,119
Accrued management fees and other receivables		1,530,689
Deposit with clearing broker		250,000
Investment in and advance to affiliated partnership		722,943
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $210,458		108,178
Other assets		212,841
Consolidated affiliated partnerships:		
Cash	$ 112	
Securities owned, at market value	116,588,287	
Investments in master fund entities	62,322,467	
Advance subscription to master fund entity	400,000	
Receivable from clearing brokers	27,319,528	
Accrued interest and dividends receivable	1,258,300	
Other assets	2,563	207,891,257
TOTAL ASSETS		$ 221,462,536

LIABILITIES, MINORITY INTERESTS AND MEMBERS' EQUITY

LIABILITIES:		
Accounts payable and accrued liabilities		$ 1,679,799
Excess of fair value of net assets acquired over cost		311,839
Consolidated affiliated partnerships:		
Securities sold, but not yet purchased, at market value	$ 1,732,383	
Accounts payable and accrued liabilities	193,099	
Advance partner contributions	1,050,000	
Payable to withdrawing partners	18,211,951	21,187,433
Total liabilities other than members' interest		23,179,071
Mandatorily redeemable members' interest		2,554,078
Total liabilities		25,733,149
MINORITY INTERESTS IN CONSOLIDATED AFFILIATED PARTNERSHIPS		179,312,632
MEMBERS' EQUITY		16,416,755
TOTAL LIABILITIES, MINORITY INTERESTS AND MEMBERS' EQUITY		$ 221,462,536

See notes to consolidated statement of financial condition.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION FOR THE YEAR ENDED DECEMBER 31, 2006

1. ORGANIZATION

Deltec Asset Management LLC (the "Company"), a Delaware limited liability company, was formed on February 1, 2000 to acquire the assets and business of Deltec Asset Management Corporation ("DAMC"), a securities broker - dealer and investment advisor. The Manager of the Company is Blue Tee Partners, LLC ("Blue Tee"), a Delaware limited liability company.

On September 29, 2000, DAMC merged with and into the Company. The Company has accounted for the merger as a purchase transaction and has recorded the difference between the purchase consideration and the estimated fair value of the net assets acquired as excess of fair value of net assets acquired over cost, to be recognized as the underlying assets are disposed of and/or amortized. Prior to the merger, the Company's operations were limited to organizational activities.

All references to the Company in the accompanying consolidated statement of financial condition include the Company and its wholly owned subsidiary, Deltec Partners, LLC.

2. BUSINESS

The Company provides securities brokerage and investment advisory services to its customers and also engages in securities trading and investing for its own account. The Company does not carry customer accounts and clears all customer and proprietary security transactions on a fully disclosed basis.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiary, Deltec Partners LLC, after the elimination of intercompany transactions and balances.

Cash equivalents are defined as short-term, highly liquid investments with original maturities when purchased of three months or less.

Financial instruments are carried at fair value or at amounts which approximate fair value.

Securities owned are carried at market value and, where there is no market on a securities exchange or no publicly quoted market, at estimated fair value, as determined by management.

Investment in non-controlling affiliated partnership is carried at cost plus equity in earnings.

Furniture, equipment and leasehold improvements are depreciated on a straight-line basis using estimated useful lives of 5 to 10 years.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

No provision has been made for federal or state income taxes in the accompanying consolidated statement of financial condition as the members are individually responsible for the taxes on their share of the Company's income. The Company has provided for entity-level local income taxes.

In May 2003, The Financial Accounting Standards Board ("FASB") issued SFAS 150 which establishes how an issuer classifies and measures certain financial instruments with the characteristics of liabilities and equity. SFAS 150 became effective for mandatorily redeemable financial instruments of non public entities in the first fiscal period beginning after December 15, 2003. In accordance with SFAS 150, at December 31, 2006, the Company has classified as a liability members' interest with a carrying value of $2,554,078.

Financial Accounting Standards Board ("FASB") Interpretation 46, "Consolidation of Variable Interest Entities- an interpretation of Accounting Research Bulletin No. 51 ("ARB 51"), "Consolidated Financial Statements," to variable interest entities ("VIE"), ("FIN 46"), which was issued in January 2003 and revised in December 2003 ("FIN 46R"), defines the criteria necessary to be considered an operating company (i.e., voting interest entity) for which the consolidation accounting guidance of Statement of Financial Accounting Standards ("SFAS") No. 94, "Consolidation of All Majority-Owned Subsidiaries, ("SFAS 94") should be applied. As required by SFAS 94, the Company has adopted these provisions by consolidating the operating companies in which it has a controlling financial interest. The usual condition for a controlling financial interest is ownership of a majority of the voting interest. FIN 46R defines operating companies as businesses that have sufficient legal equity to absorb the entities' expected losses and, in each case, for which the equity holders have substantive voting rights and participate substantively in the gains and losses of such entities. Significant influence generally is deemed to exist when a company owns 20% to 50% of the voting equity of an operating entity.

Minority interests in the accompanying consolidated statement of financial condition represent the minority owners' share of the equity of the consolidated affiliated partnerships.

4. CONSOLIDATION OF AFFILIATED PARTNERSHIPS

In January 2003, the FASB issued FIN 46, which addressed the application of ARB 51. The interpretation provides a framework for determining whether an entity should be evaluated for consolidation based on voting interests or significant financial support provided to the entity ("variable interest"). FIN 46 generally would require that the assets, liabilities and results of operations of a VIE be consolidated into the financial statements of the enterprise that is the primary beneficiary.

An entity is classified as a VIE if a) total equity is not sufficient to permit the entity to finance its activities without additional subordinated financial support or b) its equity investors lack i) the direct or indirect ability to make decisions about an entity's activities through voting rights or absorb the expected losses of an entity if they occur or ii) the right to receive the expected residual returns of the entity if they occur. Once an entity is determined to be a VIE, its assets, liabilities and results of operations should be consolidated with those of the primary beneficiary. The primary beneficiary of a VIE is the entity which either will absorb a majority of the VIE's expected losses or has the right to receive a majority of the VIE's expected residual returns. The expected losses and residual returns of a VIE include expected variability in its net income or loss and may include fees to decision makers and fees to guarantors of substantially all VIE assets or liabilities.

4. CONSOLIDATION OF AFFILIATED PARTNERSHIPS (cont'd)

In December 2003, FIN 46R was issued which defines the criteria necessary to be considered an operating company (i.e., voting interest entity) for which the consolidation accounting guidance of SFAS 94 should be applied. As required by SFAS 94, the Company has adopted provisions by consolidating the operating companies in which the Company has a controlling financial interest. The consolidation of these partnerships does not impact the Company's equity or net income. The Company has general partner liability with respect to its interest in each of the consolidated affiliated partnerships. The Company limits this liability through indemnification clauses in the operating agreements of each consolidated affiliated partnership.

The significant elimination entries between the Company and the affiliated partnerships dealt with:

1. Corresponding investments in consolidated affiliated partnerships and general partners' capital; and
2. Investment advisory fee receivables and payables that the Company and the affiliated partnerships have on their respective books and records.

The net equity in the consolidated affiliated partnerships owned by the Company is as follows:

Deltec Emerging Market Equities, L.P.	$1,713,374
Deltec Recovery Fund, L.P.	3,255,162
Deltec Emerging Market Focused Fund, L.P.	517,952
Deltec Total Return Bond Fund, L.P.	597,860
Deltec Forum Fund, L.P.	399,774
Deltec Latin America Partners, L.P.	260,600
Total net equity in consolidated affiliated partnerships	$6,744,722

These net equity balances represent the Company's general partner capital accounts in the respective affiliated partnerships.

5. NON-CONTROLLING AFFILIATED PARTNERSHIP

The Company is a member of Squam Ventures, L.L.C. which is the general partner of Deltec Special Situations Partners, L.P. The Company does not own any controlling interest in Squam Ventures, L.L.C. The fair value of the Company's interest in this entity is $718,365, as reported by that entity.

6. RECEIVABLE FROM CLEARING BROKER

The receivable from clearing broker consists primarily of cash deposits which support and facilitate the Company's brokerage and proprietary trading activities.

7. SECURITY POSITIONS

Security positions, at market value, are as follow:

Fixed income obligations	$ 2,675,374
Equity securities	6,274,519
	$ 8,949,893

Fixed income obligations include unregistered foreign debt securities valued at $979,845. Such securities may only be sold under an exemption from registration.

8. EMPLOYEE 401(k) PROFIT SHARING PLAN

The Company maintains a 401(k) profit sharing plan providing for Company and employee contributions. This plan provides for benefits to be paid upon retirement, death, disability or termination of service. Employees are eligible to make elective deferrals upon the commencement of employment provided they have reached the age of twenty-one. The employee's contribution is limited to the lesser of 10% of gross wages or the maximum employee deductible contribution for a defined contribution plan. The Company matches employee contributions up to a maximum of 2% of annual base compensation up to $220,000, and also contributes 3% of annual base compensation up to $220,000 for all employees who have attained age twenty-one and have completed one year of service. In addition, at its sole discretion, the Company may make an annual profit sharing contribution to the plan. Employees are always 100% vested in both their elective contributions and the employer's 3% contribution. Employer matching and discretionary profit sharing contributions vest 100% over a five-year period.

9. COMMITMENTS AND CONTINGENCIES

The Company is obligated under a noncancelable lease expiring in 2008. Future minimum rental payments required under the lease agreement are approximately as follows:

2007	$ 943,000
2008	708,000
	$ 1,651,000

The lease includes provisions for escalation.

At December 31, 2006, the Company was obligated under an irrevocable letter of credit issued by a bank in the amount of $118,000 relating to the lease obligation. The letter of credit is fully collateralized by U.S. Treasury obligations.

10. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934, which specifies minimum net capital requirements for its registrants. The Company elected the "Alternative Net Capital Requirement" permitted by the Rule, which states that the broker-dealer must maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items, as defined. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debit items. At December 31, 2006, the Company had net capital of $3,492,541 which exceeded the minimum net capital requirement by $3,242,541.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's proprietary activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the counterparty is unable to fulfill its contracted obligations.

Further, the Company borrows securities to facilitate the settlement process. When the Company borrows securities it usually provides the counterparty with collateral in the form of cash or other securities. These transactions expose the Company to off-balance-sheet risk arising from the potential that the counterparty may fail to satisfy its obligations and the collateral will be insufficient. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to its counterparties. In addition, the Company may be exposed to similar off-balance-sheet risk arising from liabilities to other counterparties related to unsettled transactions.

The Company from time to time sells securities that it does not currently own and would therefore be obligated to purchase such securities at a future date. Losses may be incurred if the market value of such securities increases.

12. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph k(2)(A) in that the Company carries no customer accounts and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

****

END